EXHIBIT 23.1

Consent Of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements (No. 333-149450, No. 333-124818, No. 333-52766) on Form S-8 of Garmin Ltd. of our report dated June 26, 2024, with respect to the statements of net assets available for benefits of Garmin International, Inc. Retirement Plan as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related notes, and the supplementary information of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023, which report appears in the December 31, 2023 annual report on Form 11-K of the Garmin International, Inc. Retirement Plan.

/s/ RubinBrown LLP

St. Louis, Missouri

June 26, 2024